Exhibit 99.12

PRE-CLOSE TRADING UPDATE

Imperial Tobacco Group’s overall performance for the financial year to 30 September 2006 remains in line with management’s expectations.

We have performed strongly in the UK, driven by improved cigarette market share and pricing benefits. This performance was further enhanced by good cigarette market volumes over the summer.

In Germany, whilst we continue to grow cigarette share, our performance has been affected by overall market decline and ongoing downtrading.

In our Rest of Western Europe region, we have continued to grow our cigarette market shares in a number of countries despite difficult trading conditions and with declining travel retail volumes.

In our Rest of the World region, our results have benefited from further volume and margin improvements in many markets across the region.

On 5 September 2006, we announced the completion of the acquisition of the worldwide Davidoff cigarette trademark for €540 million (£368 million). As well as significantly enhancing our brand equity, this acquisition provides greater flexibility to develop the brand and accelerate its international growth.

In the financial year to date, we have acquired 31.5m shares, representing 4.3% of those in issue, for £536 million, excluding transaction costs, at an average price of £16.99.

Full year results for the year ended 30 September 2006, will be announced on Tuesday, 31 October 2006.

Note:  On 18 and 19 September, presentations will be made in Kiev, Ukraine, to a group of analysts and investors on our Rest of the World region. Copies of these presentations will be available on our website www.imperial-tobacco.com  from 17.00 (BST) on the day they are given. No new information of a price sensitive nature will be disclosed in these presentations.

Enquiries

Alex Parsons, Group Media Relations Manager
Office 0117 933 7241

Simon Evans, Group Media Relations Executive
Office 0117 933 7375

John Nelson-Smith, Investor Relations Manager
Office 0117 933 7032
Mobile 07919391866

Copies of our announcements are available on our website:  www.imperial-tobacco.com